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                                                                    EXHIBIT 4.14

                                                     ---------------------------
                                                     THIS DOCUMENT CONSTITUTES
                                                     PART OF A PROSPECTUS
                                                     COVERING SECURITIES THAT
                                                     HAVE BEEN REGISTERED UNDER
                                                     THE SECURITIES ACT OF 1933.
                                                     ---------------------------

================================================================================
          NORAM ENERGY CORP.               HOUSTON INDUSTRIES INCORPORATED
          1600 Smith Street                    Houston Industries Plaza
         Houston, Texas 77002                   1111 Louisiana Street
                                                 Houston, Texas 77002
================================================================================


                                                                   July 30, 1997

To the holders of stock options of NorAm Energy Corp.:

          At a Special Meeting of the stockholders of NorAm Energy Corp. ("NorAm") held on December 17, 1996 (the "Special Meeting"), the stockholders of NorAm approved an Agreement and Plan of Merger dated as of August 11, 1996, as amended (the "Merger Agreement"), by and among Houston Industries Incorporated ("HI"), Houston Lighting & Power Company, a wholly owned subsidiary of HI ("HL&P"), HI Merger, Inc., a wholly owned subsidiary of HI ("Merger Sub"), and NorAm, which provides that NorAm will merge into Merger Sub (the "Merger"), and as a result will become a wholly owned subsidiary of Houston (as defined below).

          The Merger Agreement also provides that HI will merge into HL&P, as a result of which each outstanding share of HI common stock will be converted into one share of common stock of the surviving corporation, which will be renamed "Houston Industries Incorporated" ("Houston"). The term "Transaction" refers to the business combination between HI and NorAm. It is contemplated that the Merger will be consummated promptly after the satisfaction or waiver of the various conditions to the Merger set forth in the Merger Agreement (the "Effective Time").

          At the Effective Time of the Merger, each outstanding share of common stock of NorAm ("NorAm Common Stock") not owned directly or indirectly by HI or NorAm will be converted into the right to receive shares of common stock of Houston or cash. The cash amount (the "Cash Consideration") per share of NorAm Common Stock will be $16.00 plus two percent (simple interest) per quarter from May 11, 1997 until the closing date of the Transaction. The number of shares of Houston common stock (the "Stock Consideration") issued per share of NorAm Common Stock will be not less than 0.6154 shares nor more than 0.7529 shares. (The actual number will depend upon the average closing price of HI common stock on the New York Stock Exchange during a 20-trading-day period commencing 25 trading days prior to the closing date of the Transaction.) The value (based on the average closing price) of the Houston common stock issued per share of NorAm Common Stock will be $16.00 per share if the average price of HI common stock is greater than or equal to $21.25 and less than or equal to $26.00; the value will be more or

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less than $16.00 if the average price is outside the range. Each NorAm stockholder will be entitled to elect to receive Cash Consideration and/or Stock Consideration, subject to proration as described in the Merger Agreement and the Joint Proxy Statement/Prospectus.

          At the Effective Time of the Merger, each unexpired employee stock option to purchase shares of NorAm Common Stock, along with any tandem stock appreciation right, that is outstanding at the Effective Time (a "NorAm Stock Option"), whether or not then exercisable, will be converted into (A) cash in an amount equal to the product of (x) the total number of shares of NorAm Common Stock subject to such NorAm Stock Option and (y) the excess, if any, of (1) the Cash Consideration over (2) the exercise price per share of the NorAm Common Stock previously subject to such NorAm Stock Option ("Cash Conversion Option") and/or (B) an option to acquire, on the same terms and conditions (giving effect to any accelerated vesting caused by the Transaction and subject to the provisions of this letter) as were applicable under such NorAm Stock Option, a number of shares of Houston common stock equal to the number of shares of NorAm Common Stock purchasable pursuant to such NorAm Stock Option multiplied by the Stock Consideration, at a price per share equal to the per-share exercise price for the shares of NorAm Common Stock purchasable pursuant to such NorAm Stock Option divided by the Stock Consideration ("Share Conversion Option"). (Note, however, that Houston will not be required to issue any fractional shares of Houston common stock upon the exercise of a converted NorAm Stock Option. Cash will be paid in lieu of such fractional shares.) To the extent that you choose to receive the Share Conversion Option, shortly after the Effective Time, you will receive a letter agreement that sets forth the number of shares subject to your assumed (or converted) option, the exercise price per share and any other relevant terms and conditions of the option.

          In general, to the extent that you elect the Cash Conversion Option, the cash paid in respect of those NorAm Stock Options will be taxable to you and subject to any applicable federal and state withholding. If you elect the Share Conversion Option, the assumption by Houston of those NorAm Stock Options will not be a taxable event. To the extent that you elect the Share Conversion Option as to nonqualified stock options, the options will be assumed by Houston as nonqualified stock options. To the extent that you elect the Share Conversion Option as to incentive stock options, NorAm and HI intend to take the position that the options assumed by Houston are incentive stock options, except to the extent that the aggregate fair market value of stock (as determined at the time of original grant) with respect to which the options are exercisable by you for the first time during any calendar year exceeds $100,000. The Internal Revenue Service, however, may challenge the position that the stock options assumed by Houston qualify as incentive stock options as opposed to nonqualified stock options, which would be taxed at the time of exercise. It is unclear whether substantial authority exists with regard to such tax treatment. If the Internal Revenue Service were to prevail in such a challenge, and it was determined that there was no substantial authority for your position, you could be subject to an accuracy-related penalty of 20% of the underpayment plus interest. Adequate disclosure of the affected items to the Internal Revenue Service, or having substantial authority for your position, would avoid the imposition of such penalty. NorAm and Houston are not providing any advice to individual optionees concerning the federal income tax consequences of this election (or any subsequent stock option exercise or sale of option stock), nor are they assuming any liability to individual optionees regarding the ultimate outcome of this issue. You are urged to consult with your own tax advisor as to the particular tax consequences to you, including any disclosure requirements.

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          An Election Form is enclosed for your use.  To be effective, the
Election Form must be properly completed, signed and received by Susan Janik, NorAm Energy Corp., 1600 Smith Street, Room 3216, Houston, Texas 77002 prior to 5 p.m., Houston time on the business day immediately preceding the closing date of the Transaction.

          A copy of the Joint Proxy Statement/Prospectus relating to the Transaction is enclosed for your information. The enclosed Joint Proxy Statement/Prospectus contains information regarding the Houston common stock purchasable upon the exercise of assumed NorAm Stock Options following the Transaction and other important information that you should read carefully.

          Sincerely,



          T. Milton Honea,                Don D. Jordan,
          Chairman of the Board,          Chairman and Chief Executive
          President and Chief      and    Officer of
          Executive Officer of            Houston Industries Incorporated
          NorAm Energy Corp.

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